Exhibit 4.2

TVAX BIOMEDICAL, LLC

AMENDED AND RESTATED WARRANT PURCHASE AGREEMENT

THIS AMENDED AND RESTATED WARRANT PURCHASE AGREEMENT (the “Agreement”) is dated as of July 15, 2011, among TVAX Biomedical, LLC, a Missouri limited liability company (the “Company”), TVAX Biomedical, Inc. (“Parent”), the Persons listed on the Schedule of Purchasers attached hereto, the holders of the Convertible Warrant listed on the Schedule of Contingent Warrant Holders attached hereto and each of the other holders of Warrants or Underlying Equity, if any, who become a party hereto in accordance with the terms hereof (collectively, the “Purchasers” and individually, a “Purchaser”).

WHEREAS, the Company and the Purchasers are parties to that certain Note and Warrant Purchase Agreement, dated as of January 15, 2010 (the “2010 Purchase Agreement”);

WHEREAS, pursuant to the terms of the 2010 Purchase Agreement, the Company issued and sold to the Purchasers (i) its 8% Senior Secured Convertible Notes in an aggregate principal amount of $2,000,391.49 (the “Notes”); and (ii) its Warrants to acquire an aggregate of 1,333,594.32 units of Preferred Equity (the “Original Warrants”);

WHEREAS, the 2010 Purchase Agreement was amended as of June 30, 2010 to reflect the execution and delivery of the Investment Compliance Agreement;

WHEREAS, the Board of Managers of the Company has determined that it is in the best interest of the Company and its members to undertake the consummation of an underwritten public offering pursuant to an effective registration statement filed by the Parent or the Company (or any successor entity to the Company) with the Securities and Exchange Commission under the Securities Act with respect to common equity of the Parent or the Company (or any successor entity to the Company) (the “Public Offering”);

WHEREAS, in lieu of interest that would accrue on the Notes from July 15, 2011 to the original Note termination date, the Company shall issue to Investors or individually to its members (to the extent of an election to convert the Notes to Series C Preferred Units) a five-year contingent warrant to purchase up to 109,148 Series C Preferred Units at $1.50, which would become exercisable only for such period of time (i) commencing on the earlier of either (A) the close of business on September 30, 2012 if the Parent has not completed a Public Offering prior to that time, or (B) the date of a Change in Control of the Company or Parent that occurs prior to September 30, 2012, and (ii) ending on the Expiration Date (the “Contingent Warrant”, and along with the Original Warrants, the “Warrants”);

WHEREAS, the holder of the Notes has agreed with the Company to convert 100% of the Notes and, in order to consummate the conversion, the Company and the Purchaser desire to amend the 2010 Purchase Agreement to remove the provisions relating to the Notes;

WHEREAS, as a result of the conversion of the Note, the security interest granted pursuant to the 2010 Purchase Agreement will be terminated;

NOW THEREFORE, in consideration for the terms and conditions herein stated, the parties agree to amend and restate the 2010 Purchase Agreement, as amended, in its entirety as follows:

Section 1. Definitions and Related Matters.

1.1 Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

“Affiliate” of any particular party means: (i) any other party which directly or indirectly, controls or is controlling by or is under common control with such party and (ii) any officer, director, manager, managing partner or member of such party or any other party holding a similar position with respect to such party. A party shall be deemed to be “controlled by” any other party if such other party possesses, directly or indirectly, power to vote 5% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors, managers or managing partners or power to direct or cause the direction of the management and policies of such party whether by contract or otherwise.

“Change in Control” means any sale, transfer or issuance or series of sales or issuances of the Company’s Equity Interests or the equity interests of Parent, or any merger, consolidation or other transaction involving the Company or Parent, immediately after which the holder or holders of the Company’s Equity Interests or the equity interests of Parent, as the case may be, immediately prior to such transaction or transactions no longer possess the voting power to elect a majority of the Company’s managers (or other governing board) or a majority of Parent’s board of directors, as the case may be, or the holder or holders of the Company’s Equity Interests or the equity interests of Parent immediately prior to such transaction or transactions no longer hold record and beneficial ownership of at least a majority of the Company’s voting Equity Securities or the voting equity interests of Parent, as the case may be.

“Closing” shall mean the Initial Closing or the Subsequent Closing.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Equity” means, collectively, the Company’s Common Units (as defined in the Operating Agreement) and any equity securities of any class or series of the Company hereafter authorized or otherwise created that is not limited to a fixed sum or percentage of par or stated value in respect of the rights of the holders thereof to participate in Distributions.

“Convertible Securities” of the Company means any securities (directly or indirectly) convertible into or exchangeable for any Equity Interest of such Person, including all warrants, options and other rights to acquire any Equity Interests of the Company.

“Distributions” means any distribution by the Company with respect to its ownership interests whether in cash, securities (including common and preferred equity) or other property, including distributions upon any liquidation, dissolution or winding up of the Company.

“Employment Agreement” shall mean each 3-year employment, non-competition and non-solicitation agreement, dated as of January 15, 2010, between the Company and each Key Employee.

“Environmental and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety and pollution or protection of the environment (including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation), each as amended and as now or hereafter in effect.

“Equity Interests” means all of the equity or other ownership interests in the Company (including Convertible Securities and other rights containing phantom or other equity participation features).

“Equity Purchase” means any redemption, acquisition, purchase or other retirement of any Units.

“ERISA” means the Employee Retirement Income Security Act of 1974 (or any successor legislation thereto) , as amended, or any similar federal law then in force.

“Expiration Date” means the earlier of June __, 2016, or the consummation a Public Offering prior to the close of business on September 30, 2012.

“GAAP” means generally accepted accounting principles as promulgated by the Financial Accounting Standards Board and/or any other governing body or boards having jurisdiction, authority or responsibility for promulgating accounting standards, as in effect from time to time.

“General Release” means each general release of liability executed and delivered on January 15, 2010 by each of the Company’s employees, officer, managers, members and other Affiliates.

“Governing Documents” of the Company means the Articles of Organization and Operating Agreement.

“Indebtedness” means the aggregate amount of, without duplication: (i) all obligations of the Company or Parent for borrowed money; (ii) all obligations of the Company or Parent evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of the Company or Parent to pay the deferred purchase price of property or services; (iv) all capital lease obligations of the Company or Parent; (v) all obligations or liabilities of any other Person secured by a Lien on any asset of the Company or Parent, whether or not such obligation or liability is assumed; (vi) all obligations or liabilities of others guaranteed by the Company or Parent; and (vi) any other obligations or liabilities which are required by GAAP to be shown as debt on the balance sheet of the Company or Parent.

“Initial Closing” shall mean January 15, 2010.

“Intellectual Property Rights” means all: (i) patents, patent applications, patent disclosures and inventions; (ii) trademarks, service marks, trade dress, trade names, internet domain names, logos and corporate names and registrations and applications for registration thereof, together with all of the goodwill associated therewith; (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof; (iv) mask works and registrations and applications for registration thereof; (v) computer software, data, data bases and documentation thereof; (vi) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information); (vii) other intellectual property rights; and (viii) copies and tangible embodiments thereof (in whatever form or medium).

“Investment” as applied to any Person means: (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, Equity Interests and other securities of any other Person; and (ii) any capital contribution by such Person to any other Person.

“Investment Compliance Agreement” means that certain Investment Compliance Agreement, dated as of June 30, 2010 to which Company, Purchaser and the Kansas Bioscience Authority are signatories.

“Investment Documents” means this Agreement, the agreements and instruments evidencing the Warrants and the Underlying Equity (including the Operating Agreement), the Investor Rights Agreement, the General Releases, the Employment Agreements, the IP Agreements, the Investment Compliance Agreement, Certificate of Incorporation of Parent and TVAX Holdings Partners, Inc., the operating agreement of TVAX Holdings, LLC and each of the other agreements, documents and instruments expressly contemplated hereby and thereby, including the key-man life insurance policy required under Section 3.13.

“IP Agreement” shall mean each proprietary information and inventions agreement, dated as of January 15, 2010, between the Company and each of its current and former employees and certain consultants including Catherine Lucasey, Timothy Wurst and Frank Holladay.

“Key Employee” means Gary W. Wood and Rex E. Wiggins.

“Knowledge” or “aware” regarding Company means and includes: (i) the actual knowledge or awareness of the Company (which shall include the actual knowledge and awareness of the officers and managers of the Company, a Key Employee, Catherine Lucasey, Timothy Wurst and Frank Holladay); and (ii) the knowledge or awareness which a prudent business person would have obtained in the conduct of his business after making reasonable inquiry and reasonable diligence with respect to the particular matter in question.

“Lead Investor” means TVAX Investors, LLC.

“Liens” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, any lease in the nature of a security interest, and the filing of any financing statement (other than a precautionary financing statement with respect to a lease that is not in the nature of a security interest) under the UCC or comparable law of any jurisdiction.

“material” means any matter that, in the aggregate with all other matters, has resulted or might result in costs, liabilities, expenses, damages or prospects of or to, or claims by or against the Company involving $25,000 or more.

“Material Adverse Effect” means any matter or matters which would, alone or in the aggregate, have a materially adverse effect on: (i) the operating results, prospects, assets, liabilities, operations, condition (financial or otherwise) or business of the Company or Parent; or (ii) the ability of the Company or Parent to perform any of their respective obligations under the Warrants or any of the Investment Documents.

“Operating Agreement” means the Fourth Amended and Restated Operating Agreement of the Company, dated as of the date hereof.

“Permitted Liens” means: (i) Liens for taxes or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Company in accordance with GAAP consistently applied; and (ii) Liens arising in the ordinary course of business, consistent with past practice for sums not overdue or being contested in good faith by appropriate proceedings and not involving any deposits or advances or borrowed money or the deferred purchase price of property or services and, in each case, for which the Company maintains adequate reserves.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental entity or any department, agency or political subdivision thereof and any other entity.

“Preferred Equity” means the Company’s Series C Preferred Units having the rights, preferences and privileges set forth in the Operating Agreement.

“Securities” means the Notes and the Warrants collectively.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal law then in force.

“Securities and Exchange Commission” includes any governmental body or agency succeeding to the functions thereof.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

“Solvent” shall mean, with respect to any Person on any date, that on such date: (i) the fair value of the assets of such Person is greater than the fair value of the liabilities (including contingent liabilities) of such Person, (ii) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature, and (iv) such Person is not engaged in any business or transaction, and is not about to engage in any business or transaction, for which such Person’s property would constitute an unreasonably small amount of capital for such business or transaction.

“Subsequent Closing” shall mean the closing that occurred on July 23, 2010.

“Tax” or “Taxes” means any federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not.

“Tax Return” means any return, information report or filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof

“UCC” means the Uniform Commercial Code as the same is, from time to time, in effect in the State of Missouri; provided, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Purchasers’ Lien on any Collateral is governed by the Uniform Commercial Code as the same is, from time to time, in effect in a jurisdiction other than the State of Missouri, then the term “UCC” shall mean the Uniform Commercial Code as in effect, from time to time, in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions. Unless otherwise defined herein, terms that are defined in the UCC and used herein shall have the meanings given to them in the UCC.

“Underlying Equity” means: (i) the securities issued or issuable upon exercise of the Warrants; (ii) the securities issued or issuable upon the conversion of the securities referred to in clause (i); and (iii) any securities issued or issuable with respect to the securities referred to in clauses (i) or (ii) by way of Distribution or split or in connection with a combination of securities, recapitalization, merger, consolidation or other reorganization. For purposes of this Agreement, any Person holding any Warrants shall be deemed to be the holder of the Underlying Equity obtainable upon the conversion or exercise of the Warrants in connection with the transfer thereof or otherwise regardless of any restriction or limitation on the conversion or exercise of the Securities, such Underlying Equity shall be deemed to be in existence, and such Person shall be entitled to exercise the rights of a holder of Underlying Equity hereunder. As to any particular units of Underlying Equity, such units shall cease to be Underlying Equity when they have been (a) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, (b) distributed to the public through a broker, dealer or market maker pursuant to Rule 144 under the Securities Act (or any similar provision then in force or (c) purchased by Company or any direct or indirect subsidiary of Company. For the avoidance of doubt, Underlying Equity includes the Equity of Parent issued or issuable upon the exercise of the Warrants pursuant to the Operating Agreement of the Company and the operating agreement of TVAX Holdings, LLC.

1.2 Interpretive Matters. In each of the Investment Documents, unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by such Investment Document, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement (including this Agreement and the Schedules and Exhibits hereto), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof (and without giving effect to any amendment or modification that would not be permitted in accordance with the terms hereof); (v) reference to any applicable law, statute, rule or regulation means such applicable law, statute, rule or regulation as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder and reference to any particular provision of any applicable law, statute, rule or regulation shall be interpreted to include any revision of or successor to that provision regardless of how numbered or classified; (vi) reference to any Article, Section, Schedule or Exhibit means such Article or Section hereof or such Schedule or Exhibit hereto; (vii) “hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (viii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; and (ix) relative to the determining of any period of time, “from” means “from and including” and “to” and “through” mean “to and including”; (x) “or”, “either” and “any” are not exclusive.

Section 2. Authorization.

2.1 Authorization of the Securities. The Company shall authorize the issuance and sale to the Purchaser of the Contingent Warrant.

2.2 Purchase and Sale of the Securities. Pursuant to the 2010 Purchase Agreement as amended on June 30, 2010, the Company has issued the Original Warrants. In addition, on July 15, 2011, the Company shall issue to the Purchaser and, subject to the terms and conditions set forth herein, the Purchaser shall purchase from the Company the Contingent Warrant.

Section 3. Covenants.

3.1 Financial Statements and Other Information. The Company shall furnish to each Purchaser (so long as such Purchaser owns any of the Warrants or Underlying Equity):

(i) as soon as available but in any event within 30 days after the end of each fiscal quarter in each fiscal year, unaudited statements of income and cash flows of the Company for such quarterly period and for the period from the beginning of the fiscal year to the end of such quarter, and unaudited balance sheets of the Company as of the end of such quarterly period, all prepared in accordance with GAAP consistently applied, subject to the absence of footnote disclosures and to normal year-end adjustments for recurring accruals (none of which would, alone or in the aggregate, have a Material Adverse Effect), and shall be certified by the Company’s chief financial officer;

(ii) within 90 days after the end of each fiscal year, audited statements of income and cash flows of the Company for such fiscal year, and a balance sheet of the Company as of the end of such fiscal year, setting forth in each case comparisons to the Company’s preceding fiscal year, all prepared in accordance with GAAP consistently applied, and promptly upon receipt, a copy of such firm’s annual management letter to the Company’s managers;

(iii) at least 30 days but not more than 90 days prior to the beginning of each fiscal year, an annual budget prepared on a monthly basis for the Company for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets), and promptly upon preparation thereof any other significant budgets prepared by the Company and any revisions of such annual or other budgets, and within 30 days after any monthly period in which there is a material adverse deviation from the annual budget, a report of the Company’s chief financial officer explaining the deviation and what actions the Company has taken and proposes to take with respect thereto;

(iv) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Company’s operations or financial affairs given to the Company by its independent accountants (and not otherwise contained in other materials provided hereunder);

(v) promptly (but in any event within 10 days) after the discovery or receipt of notice of any default under any Investment Document or any other material agreement to which Company is a party, any investigation, notice, proceeding or adverse determination from any governmental or regulatory authority or agency, or any other material adverse change, event or circumstance affecting the Company (including the filing of any litigation against the Company that could result in any material liability to the Company or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced), a report of the Company’s chief financial officer specifying the nature and period of existence thereof and what actions the Company has taken and proposes to take with respect thereto;

(vi) promptly (but in any event within 10 days) after becoming aware of any other event which might reasonably be expected to have a Material Adverse Effect, written notice thereof which describes the same and the intended course of action of the Company;

(vii) immediately after the receipt of notice (oral or written) of the acceleration of any Indebtedness; and

(viii) with reasonable promptness, such other information and financial data concerning the Company as any Purchaser may reasonably request.

Upon the consummation of a Public Offering, the Company’s obligation to furnish the information set forth in subsections (i), (ii), (iii), (iv) and (viii) shall terminate.

3.2 Inspection of Property. The Company shall permit any representatives designated by any Purchaser, upon reasonable notice and during normal business hours and at such other times as any such holder may reasonably request, to: (i) visit and inspect any of its properties; (ii) examine its company and financial records and make copies thereof or extracts therefrom; and (iii) discuss the affairs, finances and accounts of the Company with its managers, officers, key employees and independent accountants.

3.3 Attendance at Board Meetings. The Company shall give a representative or representatives of the Lead Investor (so long as such party continues to own, directly or indirectly, any of the Warrants or Underlying Equity) written notice of each meeting of its governing board as required under the Operating Agreement, and the Company shall permit a representative or representatives of the Lead Investor to attend either in person or by telephone (at the election of such party) as an observer all meetings of its governing board. Each representative shall be entitled to receive all written materials and other information (including copies of meeting minutes) given to members of the governing board in connection with such meetings at the same time such materials and information are given to such members. If the Company proposes to take any action by written consent in lieu of a meeting of its governing board, the Company shall give written notice thereof to the Lead Investor (so long as such party continues to own, directly or indirectly, any of the Warrants or Underlying Equity) prior to the effective date of such consent describing in reasonable detail the nature and substance of such action. The Company shall pay the reasonable out-of-pocket expenses of each representative incurred in connection with attending all such meetings. The Company’s obligations set forth in this Section 3.3 shall terminate upon the consummation of a Public Offering.

3.4 Affirmative Covenants. So long as any of the Warrants remain outstanding, the Company shall:

(i) at all times cause to be done all things necessary to maintain, preserve and renew its company existence;

(ii) maintain the key-man life insurance policy referred to in Section 3.13; and

(iii) at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued authorized capital, solely for the purpose of issue upon exercise of Warrants as herein provided, such number of Series C Preferred Units as shall then be issuable upon the exercise of all Warrants issuable hereunder.

3.5 Negative Covenants.

(i) In addition to any consent requirements for Preferred Equity contained in the Operating Agreement, so long as any of the Warrants remain outstanding, the Company shall not directly or indirectly, without the prior written consent of the holders of outstanding Warrants representing 50% of the Preferred Equity subject to the outstanding Warrants, which consent shall not be unreasonably withheld:

(a) liquidate, dissolve or wind-up its business and affairs or effect any merger, consolidation, transfer of securities or other transaction resulting in a Change in Control, exclusive license or other disposition of substantially all of the assets of Company or any transaction or event similar to any of the foregoing;

(b) make any amendment or alteration to or repeal the Governing Documents or any portion thereof whether by merger, conversion, operation of law or otherwise or amend or modify or grant a waiver under or with respect to any Investment Documents;

(c) enter into, become subject to, amend, modify or waive any agreement or instrument which by its terms would (under any circumstances) restrict the Company’s ability to fulfill its obligations under the Warrants or any of the other Investment Documents;

(d) make an election to treat the Company as a corporation for federal or state income tax purposes other than in connection with a Qualified Public Offering (as that term is defined in the Operating Agreement);

(e) take any action or fail to take any action that would materially and adversely affect the rights, preferences and privileges of the Warrants; or

(f) agree to do any of the foregoing.

(ii) In addition to any consent requirements for Preferred Equity contained in the Operating Agreement, prior to the consummation of a Public Offering, the Company shall not directly or indirectly, without the prior written consent of the holders of outstanding Warrants representing 50% of the Preferred Equity subject to the outstanding Warrants, which consent shall not be unreasonably withheld:

(a) liquidate, dissolve or wind-up its business and affairs, merge or consolidate with any Person or convert to any other type of business entity or cause the conversion of any of its equity securities;

(b) make any amendment or alteration to or repeal this Agreement or the Articles, directly or indirectly, whether by merger, conversion, operation of law or otherwise;

(c) create or authorize the creation of any other security of the Company convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series C Preferred Units;

(d) reclassify, alter or amend any equity security having rights, preferences or privileges junior to or on parity with the Series C Preferred Units;

(e) make any Equity Purchase (other than in accordance with the Series C Warrants); or

(f) agree to do any of the foregoing.

3.6 Use of Proceeds; Engagement of Certain Parties; Capital Raising. The Company shall use the proceeds from the sale of Securities solely for the development of the TVAX ImmunotherapySM treatment and the engagement of certain personnel and advisors in accordance with this Section and reimbursements and other payments to Purchasers required under this Agreement. Except as otherwise provided in the Warrants or in Section 12.21 of the Operating Agreement, the Company may only issue Preferred Equity in exchange for capital contributions made in cash.

3.7 Underlying Equity. All Equity Interests which are so issuable upon the exercise of any Warrants or any Underlying Equity shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all Taxes and Liens. The Company shall take all such actions as may be necessary to assure that all such Equity Interests may be so issued without violation of any law, statute, rule or regulation to which the Company or any requirements of any domestic securities exchange upon which such Equity Interests may be listed (except for official notice of issuance which shall be immediately transmitted by the Company upon issuance). This obligation shall continue to bind any other Person obligated to issue any Equity Interests upon the exercise of any Warrants or upon the conversion or exercise of any Underlying Equity.

3.8 Intellectual Property Rights. The Company shall not take or fail to take any action which would result in the invalidity, abandonment, misuse or unenforceability of any of its Intellectual Property Rights or which would infringe upon or misappropriate any rights of other Persons.

3.9 Further Assurances. At any time and from time to time, upon the request of a Purchaser, the Company shall execute, deliver and acknowledge or cause to be executed, delivered and acknowledged, such further documents and instruments and do such other acts and things as so requested in order to fully effect the purposes of this Agreement, the other Investment Documents and any other agreements, instruments and documents delivered pursuant hereto or in connection with the Warrants and the Underlying Equity.

3.10 Treatment Services. The Company will provide each individual Purchaser and each individual record or beneficial owner of TVAX Investors, LLC (including individuals that hold an indirect or beneficial interest in TVAX Investors, LLC through a trust, limited liability company, partnership or any other entity that is a member of TVAX Investors, LLC) and each such individual’s parents, spouse, children and grandchildren and up to 25 of the officers, key employees, directors, managers or record or beneficial owners of any entity owner of TVAX

Investors, LLC or any other entity Purchaser that participates in any Subsequent Closing with services for Company’s treatment methodology during their lifetimes free of charge after approval of such treatment methodology by the U.S. Food and Drug Administration. The provisions of this Section 3.10 shall accrue to the benefit of successors and assigns of the Lead Investor.

3.11 Current Public Information. At all times after the Company has filed a registration statement with the Securities and Exchange Commission pursuant to the requirements of either the Securities Act or the Securities Exchange Act, the Company shall file all reports required to be filed by it under the Securities Act and the Securities Exchange Act and the rules and regulations adopted by the Securities and Exchange Commission thereunder and shall take such further action as any holder or holders of Warrants or Underlying Equity may reasonably request, all to the extent required to enable such holders to sell any such securities pursuant to Rule 144 adopted by the Securities and Exchange Commission under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission. Upon request, Company shall deliver to any holder of such securities a written statement as to whether it has complied with such requirements.

3.12 Use of TVAX Name. The Company hereby unconditionally and irrevocably authorizes the Lead Investor to use “TVAX” in its company name free of charge.

3.13 Key Man Policy. The Company shall maintain a key-man life insurance policy on the life of Gary W. Wood in the face amount of $2,000,000. Such insurance policy shall name the TVAX Investor Trust as beneficiary and shall provide that such insurance policy may not be canceled unless the insurance carrier gives at least 30 days prior written notice of such cancellation to the beneficiary.

Section 4. Representations and Warranties of the Company under 2010 Purchase Agreement. The representations and warranties given by the Company as of the date of the Closing, as a material inducement to the Purchasers to enter into the 2010 Purchase Agreement are incorporated herein by reference to the 2010 Purchase Agreement as amended as of June 30, 2010. The defined terms set forth in the 2010 Purchase Agreement are incorporated herein by reference into this Section 4 only. The schedules to the 2010 Purchase Agreement are incorporated herein by reference.

Section 5. Representations and Warranties of the Company. As of the date of this Agreement, and as a material inducement to the Purchasers to enter into this Agreement, the Company hereby represents and warrants to the Purchasers as follows:

5.1 Organization, Corporate Power and Licenses. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Missouri, and is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify. The Company possesses all requisite company power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its business as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by the Investment Documents.

5.2 Authorization; No Breach. The execution, delivery and performance of the Investment Documents and all other agreements and instruments contemplated hereby and thereby to which the Company is a party have been duly authorized by the Company. The Investment Documents constitute a valid and binding obligation of the Company, enforceable in accordance with its terms. The execution and delivery by the Company of the Investment Documents, the offering, sale and issuance of the Warrants hereunder, the issuance of the Underlying Equity upon conversion or exercise of the Warrants and Preferred Equity and the fulfillment of and compliance with the respective terms hereof and thereof by the Company, do not and shall not: (i) conflict with or result in a breach of the terms, conditions or provisions of (ii) constitute a default under; (iii) result in the creation of any Lien upon the Company’s Equity Interests or assets pursuant to; (iv) give any third party the right to modify, terminate or accelerate any obligation under; (v) result in a violation of or (vi) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency or any third party pursuant to, the Governing Documents, or any law, statute, rule or regulation to which the Company is subject, or any agreement, instrument, order, judgment or decree to which the Company is subject.

5.3 Valid Issuance. As of the date of this Agreement, the Underlying Equity issuable upon exercise or conversion of the Warrants and Preferred Equity will, when issued, be duly authorized and validly issued, fully paid and nonassessable.

Section 6. Miscellaneous.

6.1 Expenses. The Company shall pay the attorneys’ fees and due diligence expenses of Purchasers incurred by each of them in connection with the consummation of all of the transactions contemplated hereby and in the other Investment Documents, which costs and expenses shall be payable at each Closing and upon execution of this Agreement. The Company shall pay all attorneys’ fees incurred by Purchasers with respect to any amendments or waivers (whether or not the same become effective) under or in respect of each of the Investment Documents. The Company shall also pay all recording and filing fees, stamp and other transfer or document taxes which may be payable in respect of the execution and delivery of the Investment Documents or the issuance, delivery or acquisition of any Warrants or any Underlying Equity issuable upon conversion or exercise of the Warrants or Preferred Equity. The Company shall pay the fees and expenses (including all attorneys’ fees) incurred by Purchasers with respect to the enforcement of the rights granted under the Investment Documents and the agreements or instruments contemplated hereby and thereby (including costs of collection). In no event shall this provision include any requirement that the Company pay income or other similar taxes that are attributable to Purchasers as a result of Purchasers’ consummation of all of the transactions contemplated hereby and thereby. Parent shall unconditionally guarantee the Company’s payment and performance in full of the Company’s obligations pursuant to this Section 6.1.

6.2 Remedies. Each holder of Warrants and Underlying Equity shall have all rights and remedies set forth in the Investment Documents and the Governing Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law, statute, rule or regulation. No remedy hereunder or thereunder conferred is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or thereunder or now or hereafter existing at law or in equity or by statute or otherwise. Purchasers shall be entitled to enforce their rights hereunder and under the Warrants specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision hereof or thereof and to exercise all other rights granted by law, statute, rule or regulation, subject to the restrictions or limitations contained in this Agreement.

6.3 Purchaser’s Investment Representations.

(i) The representations and warranties given by the Purchasers in Section 8.3 of the 2010 Purchase Agreement as of the as of the date of the Closing, as a material inducement to the Company to enter into the 2010 Purchase Agreement are incorporated herein by reference to the 2010 Purchase Agreement as amended as of June 30, 2010.

(ii) Each Purchaser of Contingent Warrants, severally and not jointly, hereby represents that it is acquiring the Contingent Warrants purchased hereunder for its own account with the present intention of holding such securities for purposes of investment, and that it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws; provided, that, nothing contained herein shall prevent the transfer of such securities in compliance with the Investment Documents and applicable securities laws.

6.4 Amendments and Waivers. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, or waive the application of any provision hereof only if the Company has obtained the prior written consent of the holders of Warrants representing 50% of the Underlying Equity issuable upon the exercise of the Warrants. No other course of dealing between the Company and the holder of any Security or Underlying Equity or any delay in exercising any rights hereunder or under the Warrants or the Governing Documents or any other Investment Documents shall operate as waiver of any rights of any such holders. No Warrants or Underlying Equity held by Company or any direct or indirect subsidiary of the Company shall be deemed to be outstanding for any purpose under this Agreement. If the Company pays any consideration to any holder of Warrants or Underlying Equity for such holder’s consent to any amendment, modification or waiver hereunder, such party shall also pay each other holder granting its consent hereunder equivalent consideration computed on a pro rata basis. Any amendment, modification or waiver of any rights granted in this Agreement to the Lead Investor requires the prior written consent of the Lead Investor.

6.5 Survival of Agreement. All covenants, representations and warranties contained in the Investment Documents or made by the Company in connection herewith or therewith shall survive the execution and delivery of the Investment Documents and the consummation of the transactions contemplated hereby and thereby, regardless of any investigation made by any Purchaser or on its behalf. All covenants and obligations of the Company shall apply to the benefit of Purchasers and their successors and assigns so long as any Warrants or Underlying Equity remains outstanding, including the covenants contained in Section 3.

6.6 No Setoffs, etc. All payments hereunder and under the Warrants shall be made by the Company without setoff, offset, deduction or counterclaim, free and clear of all taxes, levies, imports, duties, fees and charges, and without any withholding, restriction or conditions imposed by any governmental authority. If the Company shall be required by any law, statute, rule or regulation to deduct, setoff or withhold any amount from or in respect of any payment to any Purchaser hereunder or under the Warrants or any notes issued in exchange for any Warrants , then the amount so payable to such Purchaser shall be increased as may be necessary so that, after making all required deductions, setoffs and withholdings, such Purchaser shall receive an amount equal to the sum they would have received had no such deductions, setoffs or withholding been made.

6.7 Successors and Assigns. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether or not so expressed; provided, that the Company may not assign or delegate its rights or obligations under this Agreement or under the Warrants . In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for any Purchaser’s benefit as a purchaser or holder of Warrants or Underlying Equity are also for the benefit of, and enforceable by, any subsequent holder of the same (other than the Company or any direct or indirect subsidiary of the Company). Except as otherwise expressly provided herein, nothing expressed in or implied from this Agreement is intended to give, or shall be construed to give, any Person, other than the parties hereto and their permitted successors and assigns, any benefit or legal or equitable right, remedy or claim under or by virtue of this Agreement or any such other document.

6.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement and shall be reformed and enforced to the maximum extent permitted under applicable law.

6.9 Counterparts. This Agreement may be executed in two or more counterparts, none of which need contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

6.10 Descriptive Headings. The descriptive headings of this Agreement and the Warrants are inserted for convenience only and do not constitute a substantive part of this Agreement.

6.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Missouri or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Missouri.

6.12 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid), mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid or sent via facsimile to the number set forth below with a copy mailed to the recipient as set forth above. Such notices, demands and other communications shall be sent to the Purchasers and to the Company at the addresses indicated below:

To the Company:

TVAX Biomedical, LLC

8060 Reeder Street

Lenexa, Kansas 66214

Attn: Gary W. Wood

Facsimile: (913) 492-2243

With a copy to:

Shook, Hardy & Bacon L.L.P.

2555 Grand Boulevard

Kansas City, Missouri 64108

Attn: Mareta J. Smith

Facsimile: (816) 421-5547

To the Purchasers:

See Schedule of Purchasers

with a copy to:

Bryan Cave LLP

3500 One Kansas City Place

1200 Main Street

Kansas City, Missouri 64105

Attn: Robert M. Barnes

Facsimile: (816) 855-3368

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

6.13 Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant.

6.14 Complete Agreement. This Agreement, those documents expressly referred to herein, and the other documents of even date herewith delivered or executed in connection with the transactions contemplated hereby embody the complete agreement and understanding among the parties and supersede any prior agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

6.15 Indemnification. In consideration of each Purchaser’s execution and delivery, of this Agreement and purchase the Securities hereunder and in addition to all of the Company’s other obligations under this Agreement and in addition to all other rights and remedies available at law or in equity, the Company shall defend, protect and indemnify the Purchasers and each other holder of Securities or Underlying Equity and all of their officers, managers, directors, stockholders, members, partners, limited partners, Affiliates, employees, agents, representatives, successors and assigns (including those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”), and save and hold each of them harmless from and against, and pay on behalf of or reimburse such party, on demand as and when incurred, any and all actions, causes of action, suits, claims, losses (including diminutions in value and consequential damages), costs, penalties, fees, liabilities and damages and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), including reasonable attorneys’ fees and disbursements, interest and penalties and all amounts paid in investigation, defense or settlement of any of the foregoing and claims relating to any of the foregoing (the “Liabilities”), incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to: (i) any activities financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities; and (ii) any breach of any representation, covenant or agreement of the Company contained in this Agreement or any of the other Investment Documents, except to the extent any such Liabilities are caused solely by the particular Indemnitee’s willful misconduct.

6.16 Payment Set Aside. To the extent that any payment or payments are made to any Purchaser hereunder or under the Warrants and such payment or payments are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to such payor, a trustee, receiver or any other Person under any law, statute, rule or regulation (including any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.17 Jurisdiction and Venue. Each of the parties: (i) submits to the jurisdiction of any state or federal court sitting in Kansas City, Missouri in any legal suit, action or proceeding arising out of or relating to this Agreement or the Securities ; (ii) agrees that all claims in respect of the action or proceeding may be heard or determined in any such court; and (iii) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the Securities in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 6.12. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law. Nothing herein shall affect the right to serve process in any other manner permitted by law, statute, rule or regulation. Nothing herein shall be deemed to preclude the enforcement of any judgment obtained in any other forum or the taking of any action to enforce the same in any other appropriate jurisdiction, and the parties waive the right to collaterally attack any such judgment or action.

6.18 Waiver of Right to Jury Trial. THE PARTIES HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE SECURITIES OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF. THE PARTIES AGREE THAT THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND ACKNOWLEDGES THAT THE PURCHASERS WOULD NOT PURCHASE THE SECURITIES HEREUNDER IF THIS SECTION WERE NOT PART OF THIS AGREEMENT.

6.19 Waiver.

(i) The Company shall give Purchasers prompt written notice after obtaining knowledge of the occurrence of any claim or cause of action that the Company believes it has, or may seek to assert to allege against a Purchaser whether such claim is based in law or equity, arising under or related to this Agreement or any of the other Investment Documents or to the transactions contemplated hereby or thereby, or any act or omission to act by a Purchaser with respect hereto or thereto, and that if the Company shall fail to give such notice to Purchasers with regard to any such claim or cause of action, the Company shall be deemed to have waived, and shall be forever barred from bringing or asserting such claim or cause of action in any suit, action or proceeding in any court or before any governmental agency or authority or any arbitrator.

(ii) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT OR ANYWHERE ELSE, THE COMPANY AGREES THAT IT SHALL NOT SEEK FROM ANY PURCHASER UNDER ANY THEORY OF LIABILITY (INCLUDING ANY THEORY IN TORTS), ANY SPECIAL, EXEMPLARY, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES.

6.20 Several Liability of Purchasers. The liabilities and obligations of the Purchasers under the Investment Documents, including the Purchasers’ obligation to purchase the Warrants hereunder are several obligations of the Purchasers. No Purchaser shall have any obligation or liability arising under any Investment Document or otherwise as a result of any other Purchaser’s breach or default hereunder or thereunder. THE COMPANY SHALL BE DEEMED TO HAVE WAIVED ANY SUCH ACTION, CLAIM, RIGHT OR CAUSE OF ACTION ANY SUCH PARTY MAY HAVE AGAINST ANY SUCH PURCHASER.

[THIS SPACE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

COMPANY:

TVAX BIOMEDICAL, LLC

By:	/s/ Gary W. Wood
Name:	Gary W. Wood
Title:	President and Chief Executive Officer

PARENT:

TVAX BIOMEDICAL, INC.

By:	/s/ Gary W. Wood
Name:	Gary W. Wood
Title:	President and Chief Executive Officer

PURCHASER:

TVAX INVESTORS, LLC

By:	/s/ Larry C. Maddox
Name:	Larry C. Maddox, Manager
Title:	Managing Member